MANAGEMENT’S DISCUSSION AND ANALYSIS
First Quarter Ended March 31, 2006

The following management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of FNX Mining Company Inc. (“FNX” or the “Company”) was prepared to enable a reader to assess material changes in the financial condition and results of operations of FNX as at and for the three month period ended March 31, 2006, in comparison to the corresponding prior-year period. This MD&A is prepared as at May 15, 2006, and is intended to supplement and complement the unaudited interim consolidated financial statements of FNX for the periods ended March 31, 2006 and 2005, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A included in the 2005 Annual Report and the most recent Annual Information Form (“AIF”) on file with the Canadian provincial securities regulatory authorities. This MD&A contains certain forward looking statements based on management’s current expectations (please see “Cautionary Note Regarding Forward Looking Statements” below). All references to dollars herein are in Canadian dollars unless otherwise specified.

Executive Summary

FNX Mining’s evolution from an exploration company to an operating mining company was completed during the first quarter of 2006. The Company assumed full control and direction of all mining and exploration activities at its 100% own Sudbury, Ontario mining properties and completed the hiring of 28 former Sudbury Joint Venture (“SJV”) management, professional and technical employees, including the joint venture’s former vice-president of operations who is now FNX’s Senior Vice President and Chief Operating Officer. Inco Limited (“Inco”) continues to mill, smelt, refine and market all products produced from the FNX mineral properties.

During the first quarter of 2006, the Company produced more tons of ore, more pounds of copper and cobalt and more ounces of precious metals (platinum, palladium and gold) than in any previous quarter. In addition, the Company realized its highest quarterly operating revenues and continued to enjoy strong cash operating margins, cash flows, cash balances and working capital. The company’s cash cost, net of by product credits, to produce a pound of nickel was reduced to US$2.28, the lowest since commercial production was initiated in late 2003.

FNX mined and sold more tons of ore in the first quarter of 2006 than in either the first or fourth quarters of 2005. The Company mined 146,360 tons of ore and shipped and sold 147,388 tons of ore resulting in the sale of 1.9 million pounds of nickel, 2.1 million pounds of copper and 6,959 ounces of total precious metals during the first quarter of 2006. FNX realized revenues of US$7.22 per pound of nickel sold and had cash costs, net of by-product credits, of US$2.28 per pound of nickel sold. The revenue per ton of ore sold was $182 at a cash cost of $108 per ton resulting in a cash operating margin per ton of ore sold of $74. Nickel sales, along with significant by-product revenues from copper, platinum, palladium, gold and cobalt, resulted in operating revenues of $26.8 million. Mine cash operating costs for the quarter totaled $16.0 million, providing a cash operating margin of $10.8 million.

Cash flow from operating activities was $7.4 million in the first quarter of 2006, compared to $5.4 million in 2005. Cash balances and working capital were $143.1 million and $145.6 million, respectively, at March 31, 2006 and the Company continued to be debt free. Cash balances and cash flow from operating activities were lower than expected as a result of a $5.4 million account receivable that should have been paid to FNX in March that was not paid until early April.

The main focus of the FNX exploration program during the quarter continued to be the high grade copper-nickel-platinum-palladium-gold discoveries in the footwall of the Levack Mine. Drilling from surface and underground platforms during the first quarter of 2006 continued to expand the Levack Footwall Deposit, first reported in February 2005. Press releases in 2005 and February 27, 2006, documented the progress of this program and suggested that a potentially significant deposit has been discovered. The Levack Footwall Deposit bears many similarities, particularly the geological setting and mineralogy, with other currently producing footwall-type deposits in the Sudbury mining district. Further results will be released on a continuing basis. While the available data are insufficient to determine resources/reserves of the Levack Footwall Deposit, strong borehole UTEM (University of Toronto Electromagnetic) and RIM (Radio Imaging Method) anomalies indicate that the deposit extends beyond the boundaries of the area drilled to date and is open in all directions. Three other footwall zones in proximity to the Levack Footwall Deposit are being drilled and their relationship to the Footwall Deposit is being investigated. A great deal of additional drilling is required to determine the deposit’s size and economic potential. Access options from the Company’s Levack underground infrastructure to the Footwall Deposit are being considered.

A drilling program on the Foy and Falconbridge Mine Footwall properties of Aurora was initiated in 2005. The geometry and extent of the target breccia was delineated. The breccia zone contained scattered nickel and copper mineralization and the results are being evaluated for future drilling. The 2006 exploration program on the Falconbridge Footwall commenced in mid-February and will continue throughout the year.

At McCreedy West, mining at the Inter Main, 700 and PM Deposits continued in the first quarter. At Levack, the rehabilitation of the shaft compartments has reached the 2650 level. Work is progressing on level rehabilitation, including general clean up, ground support and mine services, on the 1200, 1300, 1500 and 1800 levels.

These levels have been identified for providing access to the near term production targets in the mine. On the 2650 level, initial assessment of the ground conditions, crusher station and ore pass system is favourable, and work has started on level rehabilitation here. FNX plans to rehabilitate the shaft to the 2950 Loading Pocket during the second quarter. Shaft sinking at Podolsky continued with 576 feet of advance in the quarter. The shaft reached a depth of 2,320 feet by the end of the period. Excavation of the 1750 Level station was completed in January and a second level station is being excavated at the 2450 elevation.

There were no lost time accidents in the first quarter of 2006 at any of the McCreedy West, Levack and Podolsky Mine operations and projects. There were no reportable environmental incidents in the quarter.

Key Economic Trends and Sensitivities

The MD&A included in FNX’s 2005 Annual Report contained a discussion of the key economic trends that affect the Company and how they impact FNX’s financial statements. This interim MD&A provides an update to reflect any significant changes in those trends since the preparation of the 2005 Annual MD&A. FNX’s financial performance has been and is expected to continue to be closely linked to the price of nickel and, to a lesser extent, the price of copper and other metals (platinum, palladium, gold and cobalt) produced by the Company.

FNX plans to ship 635,000 tons of production and pre-production ore in 2006, 38% higher than in 2005, and to have payable metal production of 8.1 million pounds of nickel, 9.7 million pounds of copper, 55,000 pounds of cobalt and 40,000 total ounces of platinum, palladium and gold.

Nickel

Nickel accounted for approximately 59% of the Company’s mine operating revenues in the first quarter of 2006, compared to 64% in the fourth quarter of 2005 and 86% in the first quarter of 2005. The cash settlement price of nickel on the London Metal Exchange (“LME”) increased from US$6.07 per pound on December 31, 2005 to US$6.96 per pound on March 31, 2006. The LME nickel price averaged US$6.72 per pound in the first quarter of 2006, compared to US$5.73 per pound in the fourth quarter of 2005 and US$6.97 per pound in the first quarter of 2005. The LME cash settlement price of nickel on May 12, 2006 was US$10.12 per pound. Management continues to be of the view that the LME average cash settlement price for nickel will continue to be strong but volatile. Each US$1.00 change in the price per pound of nickel is expected to generate a change in the Company’s 2006 pre-tax annual earnings and cash flow from operating activities by approximately $9.7 million.

Copper

Copper accounted for 21% of revenues in the first quarter of 2006 approximately the same as the 22% in the fourth quarter of 2005 but considerably higher than the 10% in the first quarter of 2005 as the PM Deposit had not commenced commercial production in the first quarter of 2005.The LME cash settlement price for copper has continued to increase in the first quarter of 2006 and averaged US$2.24 per pound, compared to US$1.95 per pound in the fourth quarter of 2005 and US$1.48 per pound in the first quarter of 2005. The LME cash settlement price of copper on May 12, 2006 was US$3.99 per pound. Each US$0.50 change in the price per pound of copper is expected to generate a change in the Company’s 2006 pre-tax annual earnings and cash flow from operating activities by approximately $5.9 million. Management is of the view that the LME average cash settlement price for copper will remain strong relative to historic prices.

 Precious and other metals

The balance of FNX’s revenues comes from the by-product production of platinum, palladium, gold and cobalt, which comprised 20% of FNX’s revenues in the first quarter of 2006, compared to 14% of FNX’s revenues in the fourth quarter of 2005 and 3% in the first quarter of 2005. The price of platinum increased from US$968 per ounce at December 31, 2005 to US$1,076 per ounce at March 31, 2006. The price of palladium increased from US$254 per ounce at December 31, 2005 to US$332 at March 31, 2006. The price of gold increased from US$517 per ounce on December 31, 2005 to US$582 per ounce on March 31, 2006. The price of cobalt has increased from US$12.60 per pound on December 31, 2005 to US$13.35 per pound on March 31, 2006. The contribution to FNX’s revenues from the sale of platinum, palladium and gold is expected to increase in 2006, compared to 2005.

Foreign exchange

FNX reports its financial results in Canadian dollars. While the Company’s minesite operating costs and most exploration and administration costs are in Canadian dollars, concentrating, smelting and refining costs and all metal sales are in United States dollars (“US$”). The Canadian dollar continues to appreciate relative to the US$ as the average exchange rate for the first quarter of 2006 was $1.15/US$, compared to $1.17/US$ and $1.23/US$ in the fourth and first quarter of 2005, respectively. The exchange rate was $1.11/US$ on May 12, 2006. Each $0.05 change in exchange rates is expected to generate a change in the Company’s 2006 pre-tax annual earnings and cash flow from operating activities by approximately $2.1 million.

Financial Results

Overview

The following table presents a summary of and changes between FNX's Consolidated Statements of Operations for the three month periods ended March 31, 2006 and 2005.

Table 1	Three months ended March 31
	2006	2005	Change
	$000s	$000s	$000s

Mine operating revenues	26,799	19,057	7,742
Mine operating expenses (1)	(15,988)	(10,564)	(5,424)
Margin	10,811	8,493	2,318
Mine amortization	(3,149)	(1,605)	(1,544)
Mining, net	7,662	6,888	774
Non-controlling interest	-	(1,533)	1,533
Earnings from operations	7,662	5,355	2,307
Administration	(2,914)	(1,924)	(990)
Capital taxes	(322)	(-)	(322)
Depreciation	(12)	(17)	5
Stock-based compensation	(602)	(102)	(500)
Taxes	(2,056)	(865)	(1,191)
Other (expenses) income	1,437	37	1,400
Net earnings	3,193	2,484	709
Basic and diluted EPS	$0.04	$0.05	($0.01)

(1) Mine operating expenses exclude mine depreciation and amortization.

As described in the MD&A for 2005, FNX changed its accounting policy with respect to revenue recognition. Revenue is recognized at the time the ore is shipped, which is also the time that title transfers. As a result of the change in accounting policy for revenue recognition, FNX’s revenues and, therefore, net earnings will be more volatile in 2006 and beyond as the impact of changing metal prices on provisionally priced sales is recorded in subsequent periods.

Operating revenues were $26.8 million in the first quarter of 2006, 18% higher than in the fourth quarter of 2005, and were $7.8 million, or 41%, higher than in the first quarter of 2005. FNX had net earnings of $3.2 million, equal to $0.04 per share for the quarter, compared to net earnings of $2.5 million or $0.05 per share for the same quarter last year. While net earnings were higher this year, the earnings per share were lower as a result of a higher number of shares outstanding this year. FNX’s cash position at March 31, 2006 was $9.3 million lower than at December 31, 2005 and $92.6 million more than at March 31, 2005. Working capital was $145.6 million, a decrease of $7.5 million from December 31, 2005.

Metal Production and Sales

The following table presents a summary of FNX's metal production and sales information for the three month periods ended March 31, 2006 and 2005.

Table 2	Three months ended March 31
	2006	2005
Ore sold (tons)
Nickel ore	78,774	78,915
Copper ore	68,614	4,421
Total ore	147,388	83,336
Grade of ore sold
Nickel ore (%Ni)	1.6	1.7
Copper ore (%Cu)	1.6	9.6
Payable metal sold (000s lbs)
Nickel	1,894	1,798
Non-controlling interest	-	(450)
Net to FNX	1,894	1,348

Copper	2,075	1,095
Non-controlling interest	-	(274)
Net to FNX	2,075	821
Metal sales revenue
Average Ni price (US$/lb)	7.22	7.46
Average Cu price (US$/lb)	2.32	1.48
Cdn$/US$ exchange rate	1.15	1.23
Total revenue ($000s)	26,799	19,057
Revenue ($/ton of ore sold)	182	228
Cash cost
Mining ($000s)	15,988	10,564
Cash cost ($/ton of ore sold)	108	127
Cash cost (US$/lb of Ni sold)	2.28	3.61

Notes:	1.	All production figures are shown on a 100% basis with Dynatec’s 25% interest in 2005 shown as non-controlling interest.
	2.	Mined relates to ore that was mined from McCreedy West and brought to surface during the three month periods ended March 31, 2006 and 2005, respectively.
3.
Tons of ore, grade and payable metal sold relate to ore that was mined from McCreedy West, was shipped to Inco and was, accordingly, recognized in revenue during the three month periods ended March 31, 2006 and 2005, respectively.

	4.	Cash operating cost per pound of nickel sold excludes mine depreciation and amortization and includes mining, milling, smelting, refining, haulage and marketing costs and is net of by-product credits.
	5.	Copper grades reflect a blend of lower grade PM Deposit ore with higher grade ores from other zones.

Metal sales

Ore sold in the first quarter of 2006 totaled 147,388 tons, compared to 83,336 sold in the first quarter of 2005. Nickel sales of 1,894,000 pounds in the first quarter of 2006 were 96,000 pounds more, or 5.3% higher, than in the same period of 2005. This increase was due to the increase in the tons of copper ore sold and the sale of the nickel contained in the copper ore as the tons of nickel ore sold was roughly the same in both periods. Copper sales in the first quarter of 2006 were 979,000 pounds more than in the same period in 2005. The 89% increase in pounds of copper sold in the first quarter of 2006 compared to 2005 was due to more tons of copper ore being sold. A total of 21,856 pounds of cobalt ($0.3 million) was sold this quarter compared to 22,560 pounds ($0.4 million) in 2005. The total ounces of precious metals increased substantially from the 319 ounces in the first quarter of 2005 ($0.2 million) to 6,959 ounces ($5.1 million) in the same period in 2006.

Metal sales revenue

The nickel and copper contained in the ore that FNX sells to Inco for further processing each month is priced at and ultimately paid to FNX on the basis of the lower of the month’s average LME cash settlement price and the monthly average LME three month seller price. FNX’s average realized nickel price was US$7.22 per pound in the quarter compared to US$5.77 per pound of nickel sold in the fourth quarter of 2005 and US$7.46 per pound in the first quarter of last year. FNX realized US$0.50 per pound of nickel more than the LME average price for the first quarter of 2006 as a result of $1.9 million of additional revenue from the metal sales settlements related to metal sales that were provisionally priced and recognized in prior periods. These settlement variances arise as a result of the revenue recognition accounting policy adopted in 2005, whereby FNX recognizes revenue when ore is shipped and title passes. Provisional pricing is used at that time as the final prices are not determined until future periods. For nickel and copper, final pricing occurs two months after shipment.

The 7% appreciation in the value of the Canadian dollar relative to the US dollar resulted in lower revenue in Canadian dollars than would otherwise have been realized.

The following table shows the increase (decrease) in FNX’s nickel sales revenue (in Canadian dollars) as a result of an increase (decrease) in the quantity of nickel sold and the price of nickel earned by comparing the first quarter of 2006 to previous periods.

Table 3	Q1-2006 compared to Q1-2005	Q1-2006 compared to Q4-2005
	$000s	$000s
Increase (decrease) in nickel sold:
Number of pounds sold (000s lbs)	96	(258)
Change in revenue due to quantity	801	(1,743)
Price per pound sold (US$/lb) (1)	(0.25)	1.46
Change in revenue due to price	(1,482)	2,978
Net change in sales revenue	(681)	1,235

(1) The price of nickel is quoted in US dollars. FNX, however, reports revenue in Canadian dollars. As a result of the approximately 7% appreciation in the Canadian dollar compared to the US dollar from the first quarter of 2005 to the first quarter of 2006, the increase in the price per pound of nickel in Canadian dollar terms has not been as large as the increase in US dollar terms. The effect of changes in the Canadian dollar-US dollar exchange rate realized by FNX has not been separately identified in the table above.

Mining cost of sales

Mine operating expenses excluding mine depreciation and amortization costs (“cash operating costs”) were $16.0 million in the first quarter of 2006, the same as in the fourth quarter of 2005. FNX’s cash operating cost per pound of nickel sold, a non-GAAP performance measure (please see discussion under non-GAAP Performance Measures below), was US$2.28 for the quarter, US$0.83 per pound lower than in the fourth quarter of 2005. The cash operating cost per pound benefited from higher by-product credits in 2006. Cash operating costs were $5.4 million higher in the first quarter of 2006 compared to the first quarter of 2005 due to the higher number of tons of ore sold, but was US$1.33 per pound lower than in the first quarter of 2005 due to the significantly higher by-product credit revenue.

The following tables present the calculation of cash operating costs per pound of nickel sold.

Table 4	Three months ended March 31, 2006			Three months ended March 31, 2005
	C$000s	US$000s	US$/lb	C$000s	US$000s	US$/lb
Operating expenses (1)	15,988	13,851	7.31	10,564	8,610	4.78
By-product credits:
Copper	(5,560)	(4,817)	(2.54)	(1,988)	(1,620)	(0.90)
Other (2)	(5,454)	(4,725)	(2.49)	(604)	(492)	(0.27)
Cash operating costs	4,974	4,309	2.28	7,972	6,498	3.61
Nickel sold (000s lbs)		1,894			1,798

(1) Operating expenses exclude mine depreciation and amortization.
(2) Platinum, palladium, gold and cobalt.
(3) Canadian dollars have been translated into US dollars using the average rate realized by FNX for the relevant period.

Total operating costs are expected to be higher in 2006 compared to 2005 as a result of greater quantities of ore mined and sold due to the commencement and ramp up of production from the PM Deposit. The PM Deposit’s relatively higher copper and precious metals by-product content should result in higher by-product credits.

Mine depreciation and amortization expense was $3.1 million in the first quarter of 2006, compared to $1.6 million in the first quarter of 2005, as both the property, plant and equipment balance and number of tons of ore shipped to Inco were higher this year. Mine depreciation and amortization expense will be higher in 2006, compared to 2005, due to the increase in production rates from ramping up the PM Deposit and the additional amortization associated with the significantly higher carrying value of the McCreedy West mine as a result of the Dynatec Transaction.

Cash operating margin per ton of ore sold

Cash operating margin per ton of ore sold, a non-GAAP performance measure (please see discussion under Non-GAAP Performance Measures below), was $74 per ton in the first quarter of 2006, compared to $51 per ton in fourth quarter of 2005 and $101 per ton in the first quarter of 2005. By-product credits were the main factor contributing to the higher margin in 2006, compared to the fourth quarter of 2005, while fewer tons of ore were sold in the first quarter of 2005 compared to the first quarter of 2006 and at a higher realized Canadian dollar metal price, thereby contributing to the higher cash operating margin per ton of ore sold in 2005.

The following table presents the calculation of cash operating margin per ton of ore sold (1) for the periods indicated.

Table 5	Three months ended March 31
	2006	2005
	$/ton	$/ton

Mine operating revenue	182	228
Mine operating expenses (2)	(108)	(127)

Cash operating margin per ton of ore sold	74	101

(1) Components of the cash operating margin per ton of ore sold are calculated by dividing each of mine operating revenue and mine operating expenses, as per the statements of operations, by tons of ore sold.
(2) Mine operating expenses exclude mine depreciation and amortization.

With metal prices continuing to be high, grades forecast to remain stable and increasing tonnages of lower margin ore mined from the PM Deposit, FNX anticipates that the cash operating margin per ton of ore sold will continue to be volatile.

Other Items in the Statements of Operations

Administration

Administration expenses were $2.9 million in the first quarter of 2006, compared to $1.9 million in 2005. Administration expenses were higher this year, primarily due to the addition of personnel to assist in facilitating the growth of FNX’s business as a result of the Dynatec Transaction and for annual bonuses accrued for exceeding corporate objectives for the 2005 year. Quarterly administration expenses for the balance of 2006 are expected to be lower than the first quarter of 2006.

Depreciation

Depreciation expenses for the Toronto head office and Sudbury exploration office equipment, furniture and fixtures were not significant.

Stock-based compensation

Stock-based compensation expense was $0.6 million in the first quarter of 2006, compared to $0.1 million in 2005. In the first quarter of 2006, 95,000 stock options were granted and 50,000 options were cancelled, while in the first quarter of 2005 options to purchase 378,000 shares were granted and none were cancelled.

Other expenses (income)

Other expenses (income) resulted in net income of $1.4 million in the first quarter of 2006, compared to net income of $37,000 in 2005. Other income primarily consists of interest income on cash and cash equivalents of the Company.

Provision for income and resource taxes and provincial capital taxes

Provision for taxes was $2.1 million in the first quarter of 2006, compared to $0.9 million in 2005. No cash income taxes or resource taxes were payable in either year as the Company continues to have sufficient income and resource tax deductions available to reduce cash taxes to nil.

Many provincial jurisdictions, including the Province of Ontario, charge a tax based on a corporation’s taxable capital. This expense, however, is a deductible expense in the determination of taxable income and is separately disclosed in the statement of operations. Primarily as a result of the issuance of 20,500,000 common shares to Dynatec under the Dynatec Transaction and 7,500,000 common shares under a public offering, both of which occurred in the fourth quarter of 2005, the Company’s taxable capital at March 31, 2006 for provincial capital tax purposes increased significantly compared to March 31, 2005. Accordingly, FNX charged to earnings a $0.3 million provincial capital tax expense for the first quarter of 2006, which amount is separately disclosed on the statement of operations.

Non-controlling interest

As a result of the Dynatec Transaction in October 2005 that resulted in the termination of the SJV, the non-controlling interest has been eliminated.

Hedging

FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments and there are currently no plans to enter into any such contracts.

EBITDA

Earnings before interest, income and capital taxes, stock-based compensation and depreciation and amortization (“EBITDA”), a non-GAAP performance measure (please see discussion under non-GAAP Performance Measures below), totaled $7.8 million and was $3.1 million higher than in the first quarter of 2005.

The following table presents the calculation of Adjusted EBITDA for the periods indicated.

Table 6	Three months ended March 31
	2006	2005
	$000s	$000s

Mine operating revenue	26,799	19,057
Mine operating expenses (1)	(15,988)	(10,564)
Cash operating margin	10,811	8,493
Administration	(2,914)	(1,924)
Other (expenses) income (2)	(108)	245
Non-controlling interest (3)	-	(2,123)
EBITDA	7,789	4,691

(1) Mine operating expenses exclude mine depreciation and amortization.
(2) Excludes interest income and interest expense.
(3) Calculated as 25% of cash operating margin.

Financial Condition and Liquidity

Cash and cash flows

Cash flow from operating activities totaled $7.4 million in the first quarter of 2006, compared to $5.4 million in 2005. The higher cash flows in 2006 were due to the higher realized metal prices resulting in a higher cash operating margin. Cash balances were lower than expected as a result of a $5.4 million account receivable that should have been paid to FNX in March 2006 that was not paid until early April.

Financing activities resulted in net cash inflows of $0.6 million in the first quarter of 2006 from the issuance of 0.2 million common shares for stock options exercised under the Company’s stock option plan. As a result of the high level of exploration and development activities undertaken during the first quarter of 2005, the non-controlling interests’ cash contributions from Dynatec to the former SJV exceeded the cash distributions by $2.5 million.

Investing activities for the first quarter of 2006 resulted in net cash outflows of $17.3 million, compared to $14.3 million, net of term deposits of $15.0 million, in 2005. Exploration, development and equipment expenditures that were capitalized as property, plant and equipment totaled $15.9 million in 2006 and are budgeted to total $97 million for the entire year. As part of an initial public offering, FNX purchased an additional 830,000 common shares of International Nickel Ventures Corporation (“INV”) for $1.0 million. FNX owns 9.1 % of INV (see Related Party Transactions below).

The net change in cash balances as a result of operating, financing and investing activities was a net cash outflow of $9.4 million since December 31, 2005, compared to $6.3 million, net of term deposits of $15.0 million, in the first quarter of 2005. FNX remains debt free and the Company’s cash position of $143.1 million at March 31, 2006, is sufficient to meet all planned cash expenditures in 2006.

Working capital

Working capital was $145. 6 million at March 31, 2006, compared to $153.2 million at December 31, 2005. The decline is primarily due to the $17.3 million of expenditures on investing activities in the quarter which exceeded the $7.4 million of cash flow from operating activities.

Reclamation and other deposits

Reclamation deposits increased $0.4 million to $1.6 million in the first quarter of 2006 and include various amounts with government agencies in the Province of Ontario in connection with the McCreedy West and Podolsky properties. Reclamation deposits are subject to change based upon changes in the underlying mine reclamation and site restoration obligation as a result of updated environmental plans and changes in environmental laws and regulations.

In October 2005, a $2.4 million deposit was advanced to Dynatec as a deposit for mining contractor services to be provided by Dynatec in connection with the Mining Services Agreement entered into on October 21, 2005. The deposit will ultimately be applied against Dynatec’s invoice for December 2007.

Investments

FNX continues to hold 7,716,594 million common shares of Dynatec, 13,300,000 million common shares of Lake Shore Gold Corp. and 6,860,715 common shares of Superior Diamonds Inc., all three of which are publicly traded corporations. The combined book value was $27.7 million and, as at March 31, 2006, the market value was $44.7 million. In addition, in March 2006, FNX increased its shareholdings in INV by 830,000 common shares and now holds 3,150,230 common shares and 2,347,886 common share purchase warrants of INV, a recently TSX listed corporation. The book value of FNX’s investments in INV was $2.6 million and, as at March 31, 2006, the market value was $4.4 million.

Property, plant and equipment

(i) Summary

Acquisition costs and expenditures on property, plant and equipment totaled approximately $15.9 million for the first quarter of 2006, compared to $14.3 million in 2005. The cash expenditures consisted of exploration drilling, underground exploration/development, including shaft sinking at Podolsky and shaft rehabilitation at Levack, and the purchase of certain mining equipment.

The following table shows the net increase (decrease) in property, plant and equipment expenditures for 2006 by property location.

Table 7	Three months ended March 31, 2006	Three months ended March 31, 2005
	$000s	$000s

Aurora Properties	543	-
McCreedy West (1)	1,085	4,771
Kirkwood	22	-
Levack	5,718	2,044
Levack Footwall	3,198	896
Podolsky	5,091	6,547
Victoria	9	-
	15,666	14,258
Corporate	265	1
	15,931	14,259

(1) Pre-production revenue credits from the McCreedy West PM Deposit totaled $3.6 million.

FNX’s total capital expenditure budget on property, plant and equipment for 2006 is $97 million (including $12 million for exploration). In 2006, FNX is budgeting $14 million to acquire equipment and further develop the PM Deposit at the McCreedy West Mine. Capital expenditures at Levack in 2006 are budgeted at $47 million (including exploration on the Levack Footwall Deposit) and will focus on continuing dewatering and shaft rehabilitation, installing ore handling infrastructure and development work to reach future production targets. Capital expenditures at Podolsky in 2006 are budgeted at $28 million and will involve further shaft sinking to reach the final planned depth of 2,650 feet, installation of ore handling infrastructure, development into the 2000 Deposit to extract a bulk sample in early 2007 and the construction of certain environmental and other surface infrastructures including a water treatment plant. Capitalized exploration expenditures on the rest of FNX’s properties, is budgeted at approximately $5 million in 2006. The Company has sufficient cash resources on hand and will generate additional cash flow from operating activities to fund its capital expenditure program in 2006.

(ii) Sudbury Basin properties

On January 10, 2002 FNX entered into an agreement with Dynatec, pursuant to which Dynatec acquired 25% of FNX’s 100% interest in the mineral rights to five former Inco mineral properties located in the Sudbury Basin, Ontario (Kirkwood, Levack, McCreedy West, Podolsky and Victoria, collectively, the “Properties”) and FNX and Dynatec formed a joint venture known as the SJV, with FNX holding a 75% interest and Dynatec a 25% interest. Inco retained certain processing and other rights on the Properties. FNX managed exploration activities relating to the SJV and Dynatec managed mining operations.

On October 21, 2005, FNX and Dynatec closed the Dynatec Transaction whereby FNX increased its ownership to 100% of the SJV assets by acquiring Dynatec’s 25% interest in the SJV and 50% interest in Aurora Platinum Corp. (“Aurora”). Accordingly, FNX now holds a 100% interest in the Properties, including the Aurora Properties in Sudbury and elsewhere.

(iii) McCreedy West

Commercial production from the Inter Main Deposit at the McCreedy West Mine was achieved on November 1, 2003 and the scheduled mining rate of 1,000 tons per day was reached in April 2004. Commencing May 2005, revenue and expenses from ore mined and shipped from the McCreedy West PM Deposit have been included in the statement of operations. FNX holds a 100% interest in McCreedy West.

(iv) Planned shut down

In June 2006, FNX has planned a three week maintenance shut down, during which time the crusher plant will be upgraded. Inco’s collective agreement with their Sudbury labour force ends May 31, 2006. and if there is a labour stoppage due to a strike at Inco’s operations in Sudbury FNX may not be able to ship ore to Inco during that period of time. Management is looking into alternatives to mitigate this situation should it arise.

(v) Exploration

The carrying value of the mineral exploration properties represents the accumulated costs to date for the acquisition of and exploration costs incurred by FNX on its non-producing mineral exploration properties. Mineral exploration properties are not being amortized. FNX’s active mineral exploration properties are located in the Sudbury mining district, and are comprised as follows:

Table 8	March 31 2006	December 31 2005
	$000s	$000s
Aurora Properties	92,666	92,123
Kirkwood	1,623	1,600
Levack	87,226	81,509
Levack Footwall	222,385	219,188
Podolsky	74,487	69,396
Victoria	6,184	6,175
	484,571	469,991

FNX holds a 100% interest in the Kirkwood, Levack (including the Levack Footwall), Podolsky and Victoria mineral properties, all of which are located in the Sudbury Basin region of Ontario.

The Aurora Properties are located in the Sudbury Basin region, Timmins, and in north-western Ontario and the Temiscamingue region of Quebec. All of Aurora’s properties are in the exploration stage and there can be no assurance that commercially viable mineral deposits or reserves exist on them. The most material mineral properties that are included in the Aurora properties are located in the Sudbury Basin region and are pursuant to a joint venture agreement (the “Falconbridge Joint Venture”) with Falconbridge Limited (“Falconbridge”). As at March 31, 2006, the Company and Falconbridge held a 70% and 30% interest, respectively, in the Falconbridge Joint Venture. The Company is the operator of the Falconbridge Joint Venture. FNX holds between 50% and 100% interests in the remaining mineral exploration properties included in the Aurora properties.

During the first quarter, FNX drilled 73,144 feet of diamond drilling in 122 holes. The following table details the drilling by property.

Table 9	Three months ended March 31, 2006
	# Holes	# Feet
Aurora	4	6,563
Levack	11	11,446
McCreedy West - Phase 1	49	8,603
McCreedy West - PM Deposit	38	2,865
McCreedy West - Other	1	1,525
Levack Footwall	18	40,617
Podolsky	1	1,525
Victoria	-	-
	122	73,144

The drilling at McCreedy West during the first quarter of 2006 was a continuation of delineation and definition drilling in the Inter Main, East Main and PM Deposits, primarily from underground together with one surface drill hole to test for extensions of the Inter Main towards the southwest. For the past two years, underground drilling was successful in outlining sufficient new reserves to replace the reserves that were mined during the year and that also is 2006’s drilling objective. The long drill hole started at Podolsky in the third quarter of 2005 to test the areas within the offset under both the North and 2000 deposits was completed. Eleven holes were completed from underground drilling platforms in the Levack Mine to test the continuity of the #7 Extension Deposit.

The main focus of drilling remains the Levack Footwall Deposit and, as reported in a press release during the quarter, results continue to be very positive and confirm the grade and potential of this deposit.

The drilling program on the Aurora Properties, initiated by FNX in 2005 continued during the first quarter of 2006.

Mine closure and site restoration

FNX estimates the total future mine closure and site reclamation costs (also known as asset retirement obligations) associated with the Sudbury operations to be $1.6 million, unchanged from 2005. These estimates are formally reviewed by technical personnel every year or more frequently if required by regulatory agencies. A credit adjusted risk free rate of 6.0% has been utilized to determine the mine closure and site restoration obligation recorded in the consolidated balance sheets. Management anticipates that such obligations will substantially be settled at or near the closure of its mining operations.

Non-controlling interest

Net cash payments from non-controlling interest were eliminated.

Share capital

During the first quarter of 2006, share capital increased by $0.9 million from $558.9 million to $559.8 million as a result of the exercise of 0.2 million stock options. During the first quarter of 2005, share capital decreased by $8.3 million from $126.4 million to $118.1 million as a result of the $0.2 million from the exercise of 0.1 million stock options, less $8.5 million to recognize a future tax liability associated with the renunciation of $20.6 million of Canadian Exploration Expenses (“CEE”) to flow-through common shareholders. All $20.6 million of flow-through funds were expended on CEE in 2005.

On March 16, 2005, as amended, the Board of Directors approved the implementation of a deferred share unit plan (the “DSU Plan”), effective July 1, 2005. The purpose of the DSU Plan is to promote a greater alignment of interests between shareholders and Directors and executive employees by linking a portion of Director compensation and executive employee bonuses to the future value of FNX’s common shares. The DSU Plan is only eligible to Directors and executive employees of FNX and is to allow Directors and executive employees the choice to receive, in increments of 25%, up to 100% of their director compensation or management bonus in the form of DSUs rather than by way of cash. Under the terms of the DSU Plan, the number of DSUs granted is based upon the fair market value of FNX’s common shares at that time. DSUs are only paid out upon the Director’s or executive employee’s death or resignation from the Board or the Company. Included in accrued liabilities is $0.1 million related to 8,551 DSUs.

Post-retirement benefits

FNX does not currently have any post-retirement benefit plans for its employees, officers and directors. The Company does, however, match contributions made by employees and officers to their registered retirement savings plans to a maximum of the lesser of 5% of salary and the maximum permitted by regulation.

Related Party Transactions

In periods prior to December 31, 2005, FNX had acquired 2,320,230 common shares and 2,347,886 common share purchase warrants of INV, which was a private mineral prospecting company at such time. The President and Chief Executive Officer of FNX (who is also a director of FNX and a director of INV), two other directors and two senior officers of FNX also invested in INV. As part of an initial public offering by INV, on March 17, 2006, FNX purchased an additional 830,000 common shares of INV for cash consideration of $996,000. As at May 11, 2006, FNX owned 3,150,230 common shares of INV, representing 9.9% of the issued and outstanding common shares of INV, and 2,347,886 common share purchase warrants at an exercise price of $1.40 per common share.

Under the terms of an agreement between FNX and INV, dated January 1, 2006, FNX has agreed to provide certain administrative services and facilities to INV as well as the non-exclusive services of certain personnel, all in consideration of a flat fee of $10,000 per month. These services and facilities include commercially reasonable office facilities and communication equipment and the non-exclusive services of certain FNX personnel, including the Vice President and Chief Financial Officer of FNX who is also the Vice President and Chief Financial Officer of the Corporation, as well as accounting staff as required by the Vice President and Chief Financial Officer of INV and administrative staff as required by INV. The services provided by these personnel are limited to 20% of the time of each such individual per week on the basis of a 40 hour work week. In addition, the non-exclusive services of the Vice President Business Development of FNX (who also serves as the President and Chief Executive Officer of INV) and the Director of Investor Relations of FNX (who also serves as the Director of Investor Relations for INV) are provided to INV pursuant to the agreement in consideration of the reimbursement to FNX of an amount equal to the salary and benefits paid by FNX to each such officer, multiplied by the percentage of their respective time spent providing services to INV. The services provided by the Director of Investor Relations of FNX are limited to 20% of the time of such individual per week on the basis of a 40 hour work week. No similar limitations apply to the services provided by the Vice President Business Development of FNX. The agreement may be terminated by either party at any time upon the provision of 30 days written notice to the other party, at nominal cost. During the three months ended March 31, 2006, FNX invoiced INV $0.1 million for services provided under the agreement.

Non-GAAP Performance Measures

Cash operating margin per ton of ore sold, cash operating cost per pound of nickel sold and EBITDA are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Outstanding Share Data

As at March 31, 2006, stock options to purchase 2.4 million common shares at a weighted average price of $8.33 per share were outstanding. The number of stock options outstanding at March 31, 2006 represents 2.9% of the issued and outstanding common shares at that time. The number of common shares issued and outstanding as at March 31, 2006 totaled 83.7 million. From April 1, 2006 to May 12, 2006, 88,000 stock options have been granted, 9,000 were cancelled and an additional 21,000 stock options have been exercised for cash proceeds of $0.2 million. As at May 12, 2006, the Corporation had 83,710,472 common shares outstanding and stock options to purchase 2,504,500 common shares had been granted and were outstanding.

Summary of Selected Quarterly Financial Information

Table 10	Q1	Q2	Q3	Q4	Total
	$000s	$000s	$000s	$000s	$000s
2006
Revenue	26,799				26,799
Net earnings (loss)	3,193				3,193
Basic and diluted EPS	$0.04				$0.04
2005
Revenue	19,057	24,231	18,588	22,726	84,602
Net earnings (loss)	2,484	3,855	(2,218)	477	4,597
Basic and diluted EPS	$0.05	$0.08	($0.04)	$0.01	$0.08
2004
Revenue	12,007	16,738	15,321	16,345	60,411
Net earnings	1,778	1,048	842	2,328	5,997
Basic and diluted EPS	$0.04	$0.02	$0.02	$0.05	$0.12

The quarterly trend since 2004 has generally been towards increasing revenues (subject to metal price fluctuations) and net earnings as a result of higher levels of ore mined and the resultant metal sales. With the inclusion of ore mined from the PM Deposit the Company’s revenues should continue to increase.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943. These forward looking statements are based on current expectations and involve risks and uncertainties, referred to above and/or in FNX's AIF dated March 30, 2006 and filed with Canadian provincial securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward looking statements. Examples of such forward looking statements include statements regarding financial results and expectations for 2006, including, but not limited to, interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations, forecast levels of production of ore and/or metals, metal prices, demand for metals, currency exchange rates, cash operating margins, cash operating cost per pound of nickel sold, costs per ton of ore, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or the AIF, and include unanticipated and/or unusual events. Many of such factors are beyond FNX’s ability to control or predict. Actual results may differ materially from those anticipated. Readers of this MD&A are cautioned not to put undue reliance on forward looking statements due to their inherent uncertainty. FNX disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. These forward looking statements should not be relied upon as representing management’s views as of any date subsequent to the date of this MD&A.

Additional information, including quarterly and annual consolidated financial statements, AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing FNX’s website at www.fnxmining.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.